SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                     AMENDED AND RESTATED
                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
           (Amendment No. 4 to Amended and Restated
                                Schedule 13D)*

                   CARNIVAL CORPORATION
                      (Name of Issuer)

            Class A Common Stock ($.01 par value)
               (Title of Class of Securities)

                         143658 10 2
                       (CUSIP Number)

                     Arnaldo Perez, Esq.
                       General Counsel
                     Carnival Corporation
                    3655 N.W. 87th Avenue
                  Miami, Florida  33178-2428
                                (305) 599-2600
   (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications)

                      November 22, 1995
   (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [  ].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                 Exhibit Index on Page 32

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Delaware

   Number of        7)   Sole Voting Power:  2,332,457.34
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  2,332,457.34
   ing Person
   With             10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  2,332,457.34

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [X]

     13)    Percent of Class Represented by Amount in Row
                  (11):
                                1.0%

     14)  Type of Reporting Person (See Instructions):  PN

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          TAMMS MANAGEMENT CORPORATION

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Delaware

   Number of        7)   Sole Voting Power:  2,332,457.34
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  233,246
   ing Person
   With             10)  Shared Dispositive Power:  2,099,212

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  2,332,457.34

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [X]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                 1.0%
     14)  Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          TED ARISON

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Israel

   Number of        7)   Sole Voting Power:  73,957,142
   Shares Bene-
   ficially         8)   Shared Voting Power:  2,332,457.34
   Owned by
   Each Report-     9)   Sole Dispositive Power:  73,957,142
   ing Person
   With             10)  Shared Dispositive Power:  2,332,457.34

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  74,479,236

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [X]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                   32.4%
     14)  Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          ARISON FOUNDATION, INC.

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable


     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Florida

   Number of   7)  Sole Voting Power:  3,450,000
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  3,450,000
   ing Person
   With             10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  3,450,000

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [  ]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                    1.5%
     14)  Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          CONTINUED TRUST FOR MICHAEL ARISON

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Delaware

   Number of        7)   Sole Voting Power:  2,000,000
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  2,000,000
   ing Person
   With             10)  Shared Dispositive Power:  379,504.68

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  2,379,504.68

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [  ]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                 1.0%
     14)  Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          SHARI ARISON IRREVOCABLE GUERNSEY TRUST

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Guernsey,
             Channel Islands

   Number of        7)   Sole Voting Power:  3,000,000
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  3,000,000
   ing Person
   With             10)  Shared Dispositive Power:  551,354

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  3,551,354

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [  ]

     13)  Percent of Class Represented by Amount in Row
                  (11):
                                    1.5%
     14)    Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          CONTINUED TRUST FOR SHARI ARISON DORSMAN

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Delaware

   Number of        7)   Sole Voting Power:  2,000,000
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  2,000,000
   ing Person
   With             10)  Shared Dispositive Power:  379,504.66

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  2,379,504.66

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [  ]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                 1.0%
     14)  Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Delaware

   Number of        7)   Sole Voting Power:  2,500,000
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  2,500,000
   ing Person
   With             10)  Shared Dispositive Power:  500,000

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  3,000,000

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [  ]

     13)  Percent of Class Represented by Amount in Row
             (11):
                               1.3%
     14)  Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          CONTINUED TRUST FOR MICKY ARISON

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Delaware

   Number of        7)   Sole Voting Power:  1,479,504.66
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  1,479,504.66
   ing Person
   With             10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  1,479,504.66

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [  ]

     13)  Percent of Class Represented by Amount in Row
             (11):      .6%
     14)  Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          MICKY ARISON

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  United
             States

   Number of        7)   Sole Voting Power:  3,451,354
   Shares Bene-
   ficially         8)   Shared Voting Power:  2,332,458
   Owned by
   Each Report-     9)   Sole Dispositive Power:  3,451,354
   ing Person
   With             10)  Shared Dispositive Power:  2,332,458

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  3,451,354

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [X]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                 1.5 %
     14)  Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          THE TED ARISON CHARITABLE TRUST

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Jersey,
             Channel Islands

   Number of        7)   Sole Voting Power:  2,000,000
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power: 2,000,000
   ing Person
   With             10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  2,000,000

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [  ]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                 0.9%
     14)  Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          A.H.W. LIMITED

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Guernsey,
             Channel Islands

   Number of        7)   Sole Voting Power:  -0-
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  -0-
   ing Person
   With             10)  Shared Dispositive Power:  551,354

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  551,354

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [ ]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                0.2%
     14)  Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          ANDREW H. WEINSTEIN

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  United
             States

   Number of        7)   Sole Voting Power:  -0-
   Shares Bene-
   ficially         8)   Shared Voting Power:  27,832,726
   Owned by
   Each Report-     9)   Sole Dispositive Power:  -0-
   ing Person
   With             10)  Shared Dispositive Power:  27,832,726

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  27,832,726

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [ ]

     13)  Percent of Class Represented by Amount in Row
             (11):
                                  12.1%
     14)  Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          TAF MANAGEMENT COMPANY

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Delaware

   Number of        7)   Sole Voting Power:  -0-
   Shares Bene-
   ficially         8)   Shared Voting Power:  9,238,514
   Owned by
   Each Report-     9)   Sole Dispositive Power:  -0-
   ing Person
   With             10)  Shared Dispositive Power:  9,238,514

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  9,238,514

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [ ]

      13) Percent of Class Represented by Amount in Row
             (11):
                                  4.0%
     14)  Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI
             NO. 1

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Jersey,
             Channel Islands

   Number of        7)   Sole Voting Power:  -0-
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  -0-
   ing Person
   With             10)  Shared Dispositive Power:  15,042,858

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  15,042,858

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [ ]

     13)    Percent of Class Represented by Amount in Row
                  (11):
                                  6.5%
     14)  Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
     1)   Names of Reporting Persons S.S. or I.R.S.
             Identification Nos. of Above Persons:
          KENTISH LIMITED

     2)   Check the Appropriate Box if a Member of a Group
             (See Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions):  Not
             Applicable

     5)   Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e) [  ]

     6)   Citizenship or Place of Organization:  Isle of
             Man, United Kingdom

   Number of        7)   Sole Voting Power:  15,042,858
   Shares Bene-
   ficially         8)   Shared Voting Power:  -0-
   Owned by
   Each Report-     9)   Sole Dispositive Power:  -0-
   ing Person
   With             10)  Shared Dispositive Power:  15,042,858

     11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  15,042,858

     12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions) [ ]

     13)  Percent of Class Represented by Amount in Row
                  (11):
                                6.5%
     14)  Type of Reporting Person (See Instructions):  CO

          The amended and restated joint statement on
   Schedule 13D dated December 18, 1987, as amended and restated on October 19, 1993, as further amended by Amendment No. 1 dated December 22, 1993, as further amended by Amendment No. 2 dated September 26, 1994 and as further amended by Amendment No. 3 dated April 20, 1995 of TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, Ted Arison, Arison Foundation, Inc., the Continued Trust for Michael Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Marilyn B. Arison Irrevocable Delaware Trust, the Continued Trust for Micky Arison, Micky Arison, the Ted Arison Charitable Trust, A.H.W. Limited, Andrew H. Weinstein, TAF Management Company, the Ted Arison 1994 Irrevocable Trust for Shari No. 1 and Kentish Limited is hereby amended as follows:
   Item 2.               Identity and Background
     Item 2, paragraph (a) is hereby amended by the deletion of paragraphs (xii), (xiii), (xiv), (xviii) and (xix) in their entirety. Paragraphs (a) (xv), (xvi), (xvii), (xx) and (xxi) are renumbered as paragraphs (a) (xii), (xiii),
   (xiv), (xv), and (xvi), respectively.

     Item 2, paragraph (c) is further amended by the deletion of paragraph c(ii) in its entirety and the substitution thereof of the following:

          "(c)(ii) TAMMS Corp. is a Delaware corporation, the principal business of which is acting as Managing General Partner of TAMMS L.P. Its business address is 1201 N. Market Street, Wilmington, Delaware 19899. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of TAMMS Corp. are as follows:

                                             Principal
   Name               Residence or          Occupation or
                     Business Address        Employment


   Ted Arison       Marcaz Golda, 23          Investor
                    Shaul Hamelech
                    Boulevard,
                    Tel-Aviv 64367 Israel


   Micky Arison     3655 N.W. 87th Avenue     Chairman of the
                    Miami, FL  33178-2428     Board and Chief
                                              Executive
                                              Officer of the
                                              Issuer


   Johannes R.      Morris, Nichols,          Attorney-at-Law
   Krahmer          Arsht & Tunnell           at Morris
                    1201 N. Market Street     Nichols, Arsht
                    Wilmington, DE  19899     & Tunnell
                                              ("MNA&T")

   Walter C.        Morris, Nichols,          Attorney-at-Law
   Tuthill          Arsht & Tunnell           at MNA&T
                    1201 N. Market Street
                    Wilmington, DE  19899

   Denison H.       Morris, Nichols,          Attorney-at-Law
   Hatch, Jr.       Arsht & Tunnell           at MNA&T
                    1201 N. Market Street
                    Wilmington, DE  19899

   Arnaldo Perez    3655 N.W. 87th Avenue     Secretary and
                    Miami FL  33178-2428      General Counsel
                                              of the Issuer

   Henry Eckstein   Properties of             Real Property
                    Hamilton, Inc.            Manager and
                    555 N.E. 34th Street,     Advisor
                    Suite 201
                    Miami, FL  33137

          MNA&T is a law firm whose business address is 1201
   N. Market Street, Wilmington, Delaware 19899.

     Item 2, paragraph (c) is further amended by the deletion of paragraphs (c)(xiii) through c(xx) in their entirety and substitution thereof of the following:

          "(c)(xiii) The Jersey Charitable Trust is a Jersey trust established for the benefit of certain charities. The address of the trust is 6/7 Mulcaster Street, St. Helier, Jersey JE4 8TL, Channel Islands. The sole trustee of the trust is RBS.
          (c)(xiv) The Foundation is a private charitable foundation organized under the laws of the State of Florida, established by Mr. Ted Arison, for the benefit of certain charities. The business address of the Foundation is 3655 N.W. 87th Avenue, 5th Floor, Miami, Florida 33178-2428. The name, residence or business address and principal occupation or employment of each trustee, executive officer and controlling person of the Foundation are as follows:

                                             Principal
   Name               Residence or          Occupation or
                     Business Address        Employment


   Shari Arison      3655 N.W. 87th          President, Secretary
                     Avenue                  and Treasurer of the
                     Miami, FL  33178-       Foundation
                     2428

   Robert B.         3655 N.W. 87th          Vice-President of
   Sturges           Avenue                  the Issuer
                     Miami, FL  33178-
                     2428

   Marilyn Arison    Marcaz Golda, 23        Trustee of the
                     Shaul Hamelach          Foundation
                     Boulevard,
                     Tel-Aviv 64367
                     Israel

   Madeleine         3655 N.W. 87th          Trustee of the
   Arison /1         Avenue                  Foundation
                     Miami, FL  33178-
                     2428

   Arnaldo Perez     Described above         Described above

   Micky Arison      Described above         Described above"

       Item 2, paragraph (c) is further amended by renumbering paragraphs (c)(xxi) and (c)(xxii) as paragraphs (c)(xv) and
   (c)(xvi), respectively.

     Item 2, paragraph (f) is amended by the deletion thereof in its entirety and the substitution thereof of the following:
          "(f) The natural persons who are Reporting Persons or officers, directors, or controlling persons of the Reporting Persons have the following citizenship:
             Madeleine Arison, Marilyn Arison, Micky Arison, Shari Arison, Denison H. Hatch, Jr., Johannes R. Krahmer, Thomas R. Pulsifer, Robert B. Sturges, Walter C. Tuthill, Arnaldo Perez and Andrew H.
             Weinstein:  United States;
             Ted Arison:  Israel

/1  Madeleine Arison is the wife of Mr. Micky Arison

   Item 3.               Source and Amount of Funds
                         or Other Consideration

     Item 3 is hereby amended by the addition thereto of the following:
          "Since the last report, the Reporting Persons have restructured their aggregate holdings of Class A Common Stock with respect to 3,250,000 shares of Class A Common Stock. This was accomplished by (a) the contribution of 900,000 shares of Class A Common Stock by the Micky Arison Continued Trust to Meadowbrook Equity Fund, L.L.C. in exchange for limited liability company interests in such fund; (b) the sale by (i) Ted Arison of 2,000,000 shares of Class A Common Stock for $23.25 per share and (ii) the Foundation of 150,000 shares of Class A Common Stock: 50,000 shares for $24.00 per share, 20,000 shares for $23.13 per share, 30,000 shares for $23.43 per share, and 50,000 shares for $25.20 per share; and (c) the vesting of options granted to Micky Arison exercisable as to 200,000 shares of Class A Common Stock at a purchase price for each share of $22.50."

   Item 4.     Purpose of Transaction
     Item 4 is hereby amended by the addition thereto of the following:
          "The October and November 1995 Transfers (as defined below in "Interest in Securities of the Issuer") were effected for certain investment and other related purposes. None of the Reporting Persons have any current plans to change in any material way the management or operations of the Issuer."

   Item 5.     Interest in Securities of the Issuer
     Item 5 is hereby amended by the addition thereto of the following:
          "On November 22, 1995, TAF Management Company as trustee of the Micky Arison Continued Trust contributed 900,000 shares of Class A Common Stock to Meadowbrook Equity Fund, L.L.C. in exchange for limited liability company interests in such fund.
          On October 18, 1995, Ted Arison sold 2,000,000 shares of Class A Common Stock at $23.25 per share in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

          On each of October 24, November 1, November 2 and November 7, 1995, the Foundation sold 50,000 shares at $24.00, 20,000 shares at $23.13, 30,000 shares at
        $23.43, and 50,000 shares at $25.20, respectively, in accordance with Rule 144 promulgated under the Securities Act.
          The foregoing transfers are referred to herein as the "October and November 1995 Transfers."
          Following the October and November 1995 Transfers, Ted Arison beneficially owns an aggregate of 74,479,236 shares of Class A Common Stock (approximately 32.4% of the total number of shares of Class A Common Stock outstanding as of August 31, 1995), 73,957,142 of which he holds directly, and 522,094 of which he owns beneficially by virtue of his interests in TAMMS L.P. Ted Arison has sole voting and dispositive power over the 73,957,142 shares of Class A Common Stock he holds directly (including 1,200,000 shares which he holds by virtue of being the settlor of three revocable money trusts).
          Because of his controlling interest in TAMMS L.P. (through TAMMS Corp.), Ted Arison may be deemed to share dispositive and voting power over, and beneficially own, all of the 2,332,457.34 shares of Class A Common Stock beneficially owned by TAMMS L.P.; however, Ted Arison disclaims beneficial ownership of 1,810,363.34 of such shares which are beneficially owned by the other partners of TAMMS L.P. (other than TAMMS Corp.). Accordingly Ted Arison has only reported beneficial ownership of 522,094 shares of Class A Common Stock held by TAMMS L.P.
          Following the October and November 1995 Transfers, the Continued Trust for Micky Arison beneficially owns an aggregate of 1,479,504.66 shares of Class A Common Stock (approximately .6% of the total number of shares of Class A Common Stock outstanding as of August 31,
        1995), all of which it holds directly. The Micky Arison Continued Trust has sole voting power and dispositive power with respect to 1,479,504.66 of the shares of Class A Common Stock held by it.
          Following the October and November 1995 Transfers, the Foundation beneficially owns 3,450,000 shares of Class A Common Stock (approximately 1.5% of the total number of shares outstanding as of August 31, 1995), all of which it holds directly. The Foundation has sole voting power and sole dispositive power with respect to the 3,450,000 shares of Class A Common Stock held by it.
          Following the October and November 1995 Transfers, Andrew H. Weinstein beneficially owns an aggregate of 27,832,726 shares of Class A Common Stock (approximately 12.1% of the total number of shares outstanding as of August 31, 1995), by virtue of being the sole shareholder of A.H.W. Limited, the trustee of the Sharon Arison Guernsey Trust, and of TAF Management, the trustee of the Michael Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust and the Marilyn Arison Delaware Trust. Mr. Weinstein may be deemed to share voting and dispositive power with respect to all such shares of Class A Common Stock. Mr. Weinstein disclaims beneficial ownership of all such shares of Class A Common Stock.
          Following the October and November 1995 Transfers, TAF Management beneficially owns an aggregate of 9,238,514 shares of Class A Common Stock (approximately 4.0% of the total number of shares outstanding as of August 31, 1995), by virtue of being the trustee of the Michael Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust and the Marilyn Arison Delaware Trust. TAF Management may be deemed to share voting and dispositive power with respect to all such shares of Class A Common Stock.
        TAF Management disclaims beneficial ownership of all such shares of Class A Common Stock.
          Following the October and November 1995 Transfers, Micky Arison beneficially owns an aggregate of 3,451,354 shares of Class A Common Stock (approximately 1.5% of the total number of shares outstanding as of August 31, 1995) which he holds directly. Micky Arison has sole disposition power with respect to the

        3,451,354 shares of Class A Common Stock that he holds directly.
          Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may be deemed to share voting power with respect to the 2,332,458 shares of Class A Common Stock beneficially owned by TAMMS L.P. Micky Arison disclaims beneficial ownership of the 2,332,458 shares of Class A Common Stock owned by TAMMS L.P. which are beneficially owned by the limited partners of TAMMS L.P. All such disclaimed shares are not shown herein as beneficially owned by Micky Arison.
          Except for the October and November 1995
        Transfers, the Reporting Persons have effected no transactions in shares of Class A Common Stock during the past 60 days."

   Item 6.     Contracts, Arrangements, Understandings
               or Relationships with respect to
               Securities of the Issuer


          Item 6 is hereby amended by the addition thereof of the following:
          "On May 30, 1995, Micky Arison was granted options by the Issuer to acquire 1,000,000 shares of Class A Common Stock at an exercise price of $22.50 per share (the "Stock Options"). The Stock Options vest and become exercisable at the rate of 200,000 shares on the date of the grant and on each of the first through fourth anniversary dates of the grant. Since the Stock Options are not exercisable with respect to 800,000 shares of Class A Common Stock within the 60-day period following the date of this Amendment No. 4, only 200,000 shares underlying the Stock Options are shown herein as beneficially owned by Micky Arison.
          In August 1995, the 1,600,000 shares of Class A Common Stock pledged by Ted Arison under the Pledge Agreement between Ted Arison and Barnett Bank of South Florida, N.A. ("Barnett Bank") were released.
          In August 1995 Barnett Bank entered into a pledge agreement with Micky Arison pursuant to which Micky Arison pledged 400,000 shares of Class A Common Stock as collateral for a loan to Carnival Air Lines, Inc. Micky Arison agreed to pledge upon demand of Barnett Bank additional shares of Class A Common Stock if the aggregate market value of the securities falls below certain levels as specified in the pledge agreement."

   Item 7.     Material to be filed as Exhibits

     Item 7 is hereby amended by the addition thereto of the
   following:
     "Exhibit 19    Joint Filing Agreement, dated as of
                    December 13, 1995, among TAMMS L.P.,
                       TAMMS Corp., Ted Arison, the Michael
                       Arison Continued Trust, the Micky Arison
                       Continued Trust, the Shari Arison
                       Continued Trust, the Shari Arison
                       Guernsey Trust, the Marilyn Arison
                       Delaware Trust, A.H.W., Andrew H.

                       Weinstein, TAF Management, the Jersey
                       Charitable Trust, Micky Arison, the
                       Foundation, the Shari Arison Trust No. 1 and Kentish.
     Exhibit 20     Stock Pledge Agreement, dated as of
                       August 22, 1995, between Barnett Bank of
                       South Florida, N.A. and Micky Arison.
     Exhibit 21     Nonqualified Stock Option Agreement,
                       dated as of June 6, 1995, between
                       Carnival Corporation and Micky Arison."

                         Signatures

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

   Date: December 13, 1995

   SHARI ARISON IRREVOCABLE
   GUERNSEY TRUST, A.H.W.
   LIMITED, TRUSTEE

   By: /s/ J.C. Trott
       Director A.H.W.
       Limited

   MARILYN B. ARISON IRREVOCABLE
   DELAWARE TRUST, TAF
   MANAGEMENT COMPANY, TRUSTEE

   By: /s/ Denison H. Hatch Jr.
       Secretary and Treasurer


   A.H.W. LIMITED

   By: /s/ J.C. Trott
       Director A.H.W. Limited



   /s/ Andrew H. Weinstein
   Andrew H. Weinstein


   TAF MANAGEMENT COMPANY

   By: /s/ Denison H. Hatch, Jr.
       Secretary and Treasurer

   ARISON FOUNDATION, INC.

   By: /s/Shari Arison
       Shari Arison, President

   TAMMS INVESTMENT COMPANY,
   LIMITED PARTNERSHIP

   By:  TAMMS MANAGEMENT CORPORATION
     Managing General Partner

   By: /s/ Micky Arison
       Mickey Arison, President

   TAMMS MANAGEMENT CORPORATION

   By: /s/ Micky Arison
       Micky Arison, President

   /s/ Ted Arison
   Ted Arison

   /s/ Micky Arison
      Micky Arison

   CONTINUED TRUST FOR MICHAEL
   ARISON, TAF MANAGEMENT
   COMPANY, TRUSTEE

   By: /s/ Denison H. Hatch, Jr.
       Secretary and Treasurer

   CONTINUED TRUST FOR MICKY
   ARISON, TAF MANAGEMENT
   COMPANY, TRUSTEE

   By: /s/ Denison H. Hatch, Jr.
       Secretary and Treasurer

   CONTINUED TRUST FOR SHARI
   ARISON DORSMAN, TAF
   MANAGEMENT COMPANY, TRUSTEE

   By: /s/ Denison H. Hatch, Jr.
       Secretary and Treasurer

   THE TED ARISON CHARITABLE
   TRUST, THE ROYAL BANK OF
   SCOTLAND TRUST COMPANY
   (JERSEY) LIMITED, TRUSTEE

   By: /s/ S.A. Coughlan
       /s/ M. Curtis


   TED ARISON 1994 IRREVOCABLE
   TRUST FOR SHARI NO. 1,
   CITITRUST (JERSEY) LIMITED,
   TRUSTEE

   By: /s/ Debbie C. Masters


   KENTISH LIMITED

   By: /s/ P. Scales

                       INDEX TO EXHIBITS



Exhibits                                                    Page No. in
________                                                    Sequential
                                                            Numbering
                                                            System
                                                            ___________


   19    Joint Filing Agreement, dated as of December 13,       33
         1995, among TAMMS L.P., TAMMS Corp., Ted Arison, the Michael Arison Continued Trust, the Micky
         Arison Continued Trust, the Shari Arison
         Continued Trust, the Shari Arison Guernsey
         Trust, the Marilyn Arison Delaware Trust,
         A.H.W., Andrew H. Weinstein, TAF Management, the
         Jersey Charitable Trust, Micky Arison, the
         Foundation, the Shari Arison Trust No. 1 and
         Kentish.

   20    Stock Pledge Agreement, dated as of August 22,         35
         1995, between Barnett Bank of South Florida,
         N.A. and Micky Arison.

   21    Nonqualified Stock Option Agreement, dated as of       47
         June 6, 1995, between Carnival Corporation and
         Micky Arison.
                    Page 32 of 50